UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

PURSUANT TO SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Akcea Therapeutics, Inc.

(Name of the Issuer)

Akcea Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00972L107

(CUSIP Number of Common Stock)

Damien McDevitt

Chief Executive Officer

Akcea Therapeutics, Inc.

22 Boston Wharf Road, 9th Floor

Boston, MA 02210

(617) 207-0202

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Zachary R. Blume

Christopher D. Comeau

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☒	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$535,900,072	$69,559.83

*

Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of (i) 24,665,090 outstanding shares, which is the difference between 101,759,772, the number of shares of common stock of Akcea Therapeutics, Inc., par value $0.001 per share (“Shares”), outstanding as of September 8, 2020, and 77,094,682, the number of Shares beneficially owned by Ionis Pharmaceuticals, Inc. or its affiliates, multiplied by $18.15, (ii) 5,881,651 Shares issuable pursuant to outstanding options with an exercise price less than the price of $18.15 per share, multiplied by $4.52 (which is the price of $18.15 minus the weighted average exercise price for such options of $13.63 per share), (iii) 1,521,514 Shares subject to issuance pursuant to outstanding Akcea restricted stock units multiplied by $18.15 and (iv) 1,874,829 Shares reserved for issuance pursuant to Akcea’s employee stock purchase plan multiplied by the offer price of $18.15. The calculation of the filing fee is based on information provided by Akcea as of September 8, 2020.

The foregoing figures are as of September 8, 2020, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory No. 1 for Fiscal Year 2020, by multiplying the transaction value by 0.0001298.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $69,559.83	Filing Party: Ionis Pharmaceuticals, Inc.

Form or Registration No.: Schedule TO	Date Filed: September 14, 2020

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed by Akcea Therapeutics, Inc., a Delaware corporation (“Akcea” or the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below, and relates to the cash tender offer by Avalanche Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ionis Pharmaceuticals, Inc., a Delaware corporation (“Ionis”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Akcea at a price per Share equal to $18.15, net to the seller of such Shares in cash, without interest, subject to any withholding of taxes required by applicable law (the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 30, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Ionis and Purchaser. The Merger Agreement provides that, among other things, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company being the surviving corporation (the “Merger”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and Ionis on September 14, 2020 (as amended or supplemented from time to time, the “Schedule TO”), which contains as exhibits an Offer to Purchase dated September 14, 2020 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, contain the terms of the Offer).

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on September 14, 2020 (the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company, Ionis and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.

(b) Securities

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Securities” is incorporated herein by reference.

(c) Trading Market and Price

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 16. Price Range of Shares; Dividends” is incorporated herein by reference.

(d) Dividends

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 16. Price Range of Shares; Dividends” is incorporated herein by reference.

(e) Prior Public Offerings

Not applicable.

(f) Prior Stock Purchases

Not applicable.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address

The filing person is the subject company. The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Name and Address,” “Item 2. Identity and Background of Filing Person—Business and Background of the Company’s Directors and Executive Officers” and “Annex A—Business and Background of the Company’s Directors and Executive Officers” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 19. Certain Information Concerning Parent and Purchaser” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser and Parent” is incorporated herein by reference.

(b) Business and Background of Entities

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares” and “The Tender Offer—Section 19. Certain Information Concerning Parent and Purchaser” is incorporated herein by reference.

(c) Business and Background of Natural Persons

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Business and Background of the Company’s Directors and Executive Officers” and “Annex A—Business and Background of the Company’s Directors and Executive Officers” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser and Parent” is incorporated herein by reference.

(d) Tender Offer

The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 19. Certain Information Concerning Parent and Purchaser” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms

(1)(i) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 11. Terms of the Offer” is incorporated herein by reference.

(1)(ii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 11. Terms of the Offer” is incorporated herein by reference.

(1)(iii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 11. Terms of the Offer” is incorporated herein by reference.

(1)(iv) The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 11. Terms of the Offer” and “The Tender Offer—Section 20. Summary of the Merger Agreement and Certain Other Agreements—The Offer” is incorporated herein by reference.

(1)(v) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 11. Terms of the Offer” and “The Tender Offer—Section 20. Summary of the Merger Agreement and Certain Other Agreements—The Offer” is incorporated herein by reference.

(1)(vi) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 14. Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 13. Procedures for Tendering Shares” and “The Tender Offer—Section 14. Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 11. Terms of the Offer” and “The Tender Offer—Section 12. Acceptance for Payment and Payment for Shares” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers” is incorporated herein by reference.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 15. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.

(2)(i) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 11. Terms of the Offer” and “The Tender Offer—Section 20. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

(2)(ii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

(2)(iii) The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Special Factors—Section 2. Position of Parent Regarding the Fairness of the Transaction” is incorporated herein by reference.

(2)(iv) The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information—Stockholder Approval of the Merger Not Required” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Special Factors—Section 3. Purpose of the Offer and Plans for Akcea” is incorporated herein by reference.

(2)(v) The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers” is incorporated herein by reference.

(2)(vi) Not applicable.

(2)(vii) The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 15. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.

(c) Different Terms

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 8. Additional Information—Named Executive Officer Golden Parachute Compensation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 4. Interests of Certain Persons in the Offer” and “Special Factors—Section 4. Related Party Transactions” is incorporated herein by reference.

(d) Appraisal Rights

The information set forth in the Schedule 14D-9 under the headings “Item 8. Additional Information—Appraisal Rights” and “Annex C—Section 262 of the General Corporation Law of the State of Delaware” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Certain Legal Matters; Regulatory Approvals” and “Schedule B— Section 262 of the General Corporation Law of the State of Delaware” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders

The filing person has not made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person.

(f) Eligibility for Listing or Trading

Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 6. Related Party Transactions” is incorporated herein by reference.

(b)–(c) Significant Corporate Events; Negotiations or Contacts

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation” and “Item 5. Person/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with Akcea,” “Special Factors—Section 4. Interests of Certain Persons in the Offer,” “Special Factors—Section 6. Related Party Transactions” and “Special Factors—Section 10. Materials Prepared by Parent’s Financial Advisors” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 6. Related Party Transactions,” “The Tender Offer—Section 11. Terms of the Offer” and “The Tender Offer—Section 20. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 3. Purpose of the Offer and Plans for Akcea,” “The Tender Offer—Section 11. Terms of the Offer” and “The Tender Offer—Section 17. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.

(c)(1)–(8) Plans

The information set forth in the Schedule 14D-9 under the heading “Item 2. Tender Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 3. Purpose of the Offer and Plans for Akcea,” “The Tender Offer—Section 11. Terms of the Offer” and “The Tender Offer—Section 17. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with Akcea” and “Special Factors—Section 3. Purpose of the Offer and Plans for Akcea” is incorporated herein by reference.

(b) Alternatives

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with Akcea” and “Special Factors—Section 3. Purpose of the Offer and Plans for Akcea” is incorporated herein by reference.

(c) Reasons

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with Akcea” and “Special Factors—Section 3. Purpose of the Offer and Plans for Akcea” is incorporated herein by reference.

(d) Effects

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger” and “Item 8. Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 3. Purpose of the Offer and Plans for Akcea,” “The Tender Offer—Section 11. Terms of the Offer,” “The Tender Offer—Section 15. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” and “The Tender Offer—Section 17. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a) Fairness

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation,” “Annex B—Opinion of Cowen and Company, LLC” and the information set forth in Exhibit (c)(1) attached hereto is incorporated herein by reference.

(c) Approval of Security Holders

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 11. Terms of the Offer” and “The Tender Offer—Section 22. Conditions of the Offer” is incorporated herein by reference.

(d) Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Affiliate Transactions Committee and the

Board; Fairness of the Offer and the Merger” is incorporated herein by reference. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.

(e) Approval of Directors

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

(f) Other Offers

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)–(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in “Annex B—Opinion of Cowen and Company, LLC” attached to the Schedule 14D-9 and in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation,” “Item 5. Persons/Assets Retained, Employed, Compensated or Used” and the information set forth in Exhibit (c)(1) attached hereto is incorporated herein by reference.

(c) Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Company’s principal executive offices located at 22 Boston Wharf Road, 9th Floor, Boston, MA 02210, during regular business hours, by any interested stockholder of the Company or a representative of such interested stockholder who has been so designated in writing by such interested stockholder.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)–(b) Source of Funds; Conditions

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 21. Source and Amount of Funds” is incorporated herein by reference.

(c) Expenses

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Opinion of Cowen and Company, LLC, Financial Advisor to the Affiliate Transactions Committee” and “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 25. Fees and Expenses” is incorporated herein by reference.

(d) Borrowed Funds

Not applicable.

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership

The information set forth in Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 6. Related Party Transactions” and “Schedule A —Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions

The information set forth in Schedule 14D-9 under the heading “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Special Factors—Section 5. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(e) Recommendations of Others

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Special Factors—Section 9. Recommendation by the Affiliate Transactions Committee and the Board of Directors of Akcea” is incorporated herein by reference.

Item 13.	Financial Statements.

(a) Financial Information

The audited financial statements of the Company as of and for the fiscal years ended December 31, 2018, and December 31, 2019, are incorporated herein by reference to Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 2, 2020. The unaudited consolidated financial statements of the Company for the three months ended March 31, 2020, are incorporated herein by reference to Item 1 of Part 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the SEC on August 5, 2020.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 18. Certain Information Concerning Akcea—Historical Selected Financial Information” is incorporated herein by reference.

(b) Pro Forma Information

Not applicable.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Opinion of Cowen and Company, LLC, Financial Advisor to the Affiliate Transactions Committee” and “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 25. Fees and Expenses” with respect to the persons employed or retained by Ionis is incorporated herein by reference.

(b) Employees and Corporate Assets

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Opinion of Cowen and Company, LLC, Financial Advisor to the Affiliate Transactions Committee” and “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference. is incorporated herein by reference.

Item 15.	Additional Information

(b) Golden Parachute Payments

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers—Golden Parachute Compensation” and “Item 8. Additional Information—Named Executive Officer Golden Parachute Compensation” is incorporated herein by reference.

(c) Other Material Information

The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information” is incorporated herein by reference.

Item 16.	Exhibits.

The following Exhibits are filed herewith:

(a)(1)(A)	Offer to Purchase dated September 14, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Ionis and Purchaser on September 14, 2020).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, published September 14, 2020 in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(1)(G)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on September 14, 2020)

(a)(5)(A)	Joint Press Release issued by Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc. on August 31, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 31, 2020).

(a)(5)(B)	Letter, dated August 31, 2020, from Damien McDevitt, the Company’s Chief Executive Officer, and B. Lynne Parshall, Chair of the Company’s Board of Directors, to the Employees of the Company (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 31, 2020).

(b)	Not applicable.

(c)(1)	Opinion of Cowen and Company LLC, dated August 30, 2020 (incorporated by reference to Annex B attached to the Company’s Solicitation/Recommendation Statement on Form 14D-9 filed on September 14, 2020).

(c)(2)#	Presentation titled “Project Avalanche — Presentation to the Affiliate Transactions Committee”, dated August 19, 2020, of Cowen and Company, LLC to the Affiliate Transactions Committee of the Board of Directors of the Company.

(c)(3)#	Presentation titled “Project Avalanche — Presentation to the Affiliate Transactions Committee”, dated August 29, 2020, of Cowen and Company, LLC to the Affiliate Transactions Committee of the Board of Directors of the Company.

(c)(4)#	Presentation titled “Project Avalanche — Presentation to the Affiliate Transactions Committee”, dated August 30, 2020, of Cowen and Company, LLC to the Affiliate Transactions Committee of the Board of Directors of the Company.

(c)(5)#	Presentation titled “Project Avalanche — Final Document”, dated August 14, 2020, of ClearView Healthcare Partners LLC to the Affiliate Transactions Committee of the Board of Directors of the Company.

(d)(1)	Agreement and Plan of Merger, by and among Akcea Therapeutics, Inc., Ionis Pharmaceuticals, Inc. and Avalanche Merger Sub, Inc., dated August 30, 2020 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on August 31, 2020).

(d)(2)	Non-Disclosure Agreement, by and between Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated July 17, 2020 (incorporated by reference to Exhibit (e)(2) to the Company’s Solicitation/Recommendation Statement on Form 14D-9 filed on September 14, 2020)

(d)(3)	Senior Unsecured Line of Credit Agreement, by and between Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated January 18, 2017 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 filed on March 27, 2017)

(d)(4)	Development, Commercialization, Collaboration, and License Agreement, by and between Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated March 14, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 15, 2018)

(d)(5)	Stock Purchase Agreement by and between Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated March 14, 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 15, 2018)

(d)(6)#	Development, Commercialization and License Agreement by and among Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated December 18, 2015 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed on March 27, 2017)

(d)(7)#	Strategic Collaboration, Option and License Agreement by and among Akcea Therapeutics, Inc. and Novartis Pharma AG, dated January 5, 2017 (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed on March 27, 2017)

(d)(8)#	Letter Agreement regarding Development, Commercialization and License Agreement between Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated January 18, 2017 (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1 filed on March 27, 2017)

(d)(9)	Stock Purchase Agreement by and among Akcea Therapeutics, Inc., Ionis Pharmaceuticals, Inc. and Novartis Pharma AG, dated January 5, 2017 (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed on March 27, 2017)

(d)(10)	License Agreement by and among Akcea Therapeutics, Inc. and Pfizer Inc. dated October 4, 2019 (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed on March 2, 2020)

(d)(11)#	Collaboration and License Agreement by and among Akcea Therapeutics, Inc. and PTC Therapeutics International Limited, dated August 1, 2018 (incorporated by reference to Exhibit 10.1 on the Company’s Quarterly Report on Form 10-Q filed on November 6, 2018)

(d)(12)	Amended and Restated Services Agreement by and among Akcea Therapeutics, Inc. and Ionis Pharmaceuticals Inc., dated March 14, 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on March 15, 2018)

(d)(13)	Amended and Restated Investor Rights Agreement by and among Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated March 14, 2018 (incorporated by reference to exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 15, 2018)

(d)(14)	Operating Sublease Agreement by and among Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated November 12, 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed March 1, 2019)

(d)(15)	Akcea Therapeutics, Inc. 2015 Equity Incentive Plan, as amended and Form of Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 23, 2018)

(d)(16)	Akcea Therapeutics, Inc. 2017 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 23, 2018)

(d)(17)	Severance Benefit Agreement, by and between Akcea Therapeutics, Inc. and Damien McDevitt, dated September 19, 2019 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 23, 2019)

(d)(18)	Severance Benefit Agreement, by and between Akcea Therapeutics, Inc. and William Andrews, dated July 9, 2020 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 9, 2020)

(d)(19)	Severance Benefit Agreement, by and between Akcea Therapeutics, Inc. and Alex Howarth, dated December 2, 2019 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 4, 2019)

(d)(20)	Severance Benefit Agreement, by and between Akcea Therapeutics, Inc. and Kyle Jenne, dated October 21, 2019 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 23, 2019)

(d)(21)	Severance Benefit Agreement, by and between Akcea Therapeutics, Inc. and Joshua F. Patterson, dated December 13, 2018 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Exhibit 8-K filed on March 11, 2020)

(d)(22)	Severance Benefit Agreement, by and between Akcea Therapeutics, Inc. and Michael D. Price, dated May 18, 2020 (incorporated by reference Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 18, 2020)

(d)(23)	Strategic Advisory Services Agreement, by and between Akcea Therapeutics, Inc. and B. Lynne Parshall, dated January 8, 2020 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 6, 2020)

(d)(24)	Akcea Therapeutics, Inc. Information Statement Pursuant to Section 14(c) of the Exchange Act, filed March 4, 2020 (incorporated by reference)

(d)(25)	Amended and Restated Certificate of Incorporation, as amended, of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on May 7, 2018)

(d)(26)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on July 19, 2017)

(d)(27)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed on April 10, 2017)

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on September 14, 2020)

(g)	Not applicable.

#	Confidential treatment has been requested or granted for certain information contained in this exhibit. Such information has been omitted and filed separately with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2020	AKCEA THERAPEUTICS, INC.

	By:	/s/ DAMIEN MCDEVITT
Name: Damien McDevitt, Ph.D Title: Chief Executive Officer